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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                -----------------

                                SCHEDULE 14D-1/A

                   Tender Offer Statement Pursuant to Section
                 14(d)(1) of the Securities Exchange Act of 1934
                                (AMENDMENT NO. 3)

                 DIVALL INSURED INCOME FUND LIMITED PARTNERSHIP
                            (Name of Subject Company)

                        U.S. RESTAURANT PROPERTIES, INC.
                                    (Bidder)

                          Limited Partnership Interests
                         (Title of Class of Securities)
                                    255016107
                      (CUSIP Number of Class of Securities)

                                ROBERT J. STETSON
                        U.S. RESTAURANT PROPERTIES, INC.
                             5310 HARVEST HILL ROAD
                                    SUITE 270
                               DALLAS, TEXAS 75230
                                 (972) 387-1487
       (Name, Address and Telephone Number of Person Authorized to Receive
                 Notices and Communications on Behalf of Bidder)

                                   COPIES TO:
                                KENNETH L. BETTS
                         WINSTEAD SECHREST & MINICK P.C.
                                 1201 ELM STREET
                                   SUITE 5400
                               DALLAS, TEXAS 75270
                                 (214) 745-5400

                            CALCULATION OF FILING FEE

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     Transaction valuation*                    Amount of filing fee
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            $ 8,250,000                                 $1,651
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|x|  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
     and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $1,651           Filing Party:  U.S. Restaurant
                                                            Properties, Inc.
Form or Registration No.:  Schedule 14D-1   Date Filed:    March 27, 1998
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* For purposes of calculating the filing fee only. This amount assumes the purchase of 12,500 Interests of the subject company for $660 per Interest in cash.

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         This  Amendment No. 3 to the Tender Offer  Statement on Schedule  14D-1
(the "Schedule 14D-1"), originally filed with the Securities and Exchange Commission (the "Commission") on March 27, 1998, relates to the offer by U.S. Restaurant Properties, Inc., a Maryland corporation (the "Bidder"), to purchase up to 49.9% of the limited partnership interests (the "Interests"), of Divall Insured Income Fund Limited Partnership, a Wisconsin limited partnership (the "Partnership"), upon the terms and subject to the conditions set forth in the Bidder's Offer to Purchase dated March 27, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as amended from time to time, together with the Offer to Purchase, constitutes the "Offer"), copies of which were attached to the Schedule 14D-1 as Exhibits (a)(1) and (a)(2) respectively.

ITEM 10.  ADDITIONAL INFORMATION

         Item 10 of the Schedule 14D-1 is hereby amended and supplemented by adding the following text thereto:

                  On June 2, 1998, the Company issued a press release, a copy of which is attached hereto as exhibit (a)(7) and is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

         Item 11 is hereby  amended  and  supplemented  by adding the  following
         Exhibit:

         (a)(7)   Text of Press Release, dated June 2, 1998.



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                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: June 2, 1998



                                   U.S. RESTAURANT PROPERTIES, INC.



                                   By:   /s/ Robert J. Stetson
                                      ----------------------------------------
                                       Robert J. Stetson
                                       Chief Executive Officer and President



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                                  EXHIBIT INDEX


Exhibit
Number                      Exhibit Name                        Page Number
---------                  ---------------                     -------------
(a)(1)*        Offer to Purchase dated March 27, 1998.
(a)(2)* Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification
               Number on Substitute Form W-9).
(a)(3)*        Form of Letter to Interest Holders.
(a)(4)*        Form of Response Card.
(a)(5)*        Form of Response Letter.
(a)(6)*        Form of Letter to Interest Holders, dated
               May 11, 1998.
(a)(7)         Text of Press Release, dated June 2, 1998.




*Previously filed.


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


                                 EXHIBIT (a)(7)

                              TEXT OF PRESS RELEASE

 U.S. RESTAURANT PROPERTIES, INC. EXTENDS EXPIRATION DATE FOR DIVALL INSURED
      INCOME FUND LIMITED PARTNERSHIP TENDER OFFER TO JUNE 8, 1998


         U.S. Restaurant Properties, Inc. today announced the extension of the tender offer commenced on March 27, 1998, to purchase a limited number of the outstanding limited partnership interests of DiVall Insured Income Fund Limited Partnership at $660 per interest. The offer and withdrawal rights will expire at 6:00 p.m., Dallas, Texas time on Monday, June 8, 1998, unless the tender offer is further extended. Approximately 367 limited partnership interests have been tendered and not withdrawn to date in response to the tender offer.